UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DHT Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2065G121

(CUSIP Number)

Nick Fell

BW Maritime Pte. Ltd.

Mapletree Business City, #18-01

10 Pasir Panjang Road

Singapore 117438

Telephone: +65 (0) 6434 5818

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

______________________

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2065G121	SCHEDULE 13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS BW Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,159,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,159,674
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,159,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%[1]
14		TYPE OF REPORTING PERSON (See Instructions) CO

[1]	This percentage is based on a total of 146,808,799 shares of Common Stock outstanding as of November 15, 2019, as reported in the preliminary prospectus supplement filed by the Issuer pursuant to Rule 424 (b)(4) on November 18, 2019

CUSIP No. Y2065G121	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by the undersigned, pursuant to §240.13d-2(a) under the Act, with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of DHT Holdings, Inc., a company incorporated in the Republic of the Marshall Islands (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. This Amendment No. 4 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2017, as amended by Amendment No. 1, filed with the SEC on May 10, 2018, as amended and restated by Amendment No. 2, filed with the SEC on February 26, 2019, as amended and restated by Amendment No. 3, filed with the SEC on May 21, 2019, (collectively with this Amendment No. 4, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 5 (a) (b) (c)

Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

As of November 21, 2019, BWG may be deemed to beneficially own 34,159,674 shares of Common Stock, representing approximately 23.3% of the outstanding shares of Common Stock.

The foregoing beneficial ownership percentage is based on a total of 146,808,799 shares of Common Stock outstanding as of November 15, 2019, as reported in the preliminary prospectus supplement filed by the Issuer pursuant to Rule 424(b)(4) on November 18, 2019.

BWG has sole voting power and sole dispositive power over 34,159,674 share of Common Stock.

On September 26, 2019, BWG sold 96,810 shares of Common Stock at a weighted average price of $6.1022 per share of Common Stock. The actual prices for these transactions ranged from $6.10 to $6.12, inclusive. On September 27, 2019, BWG sold 160,474 shares of Common Stock at a weighted average price of $6.1043 per share of Common Stock. The actual prices for these transactions ranged from $6.10 to $6.12, inclusive. On October 31, 2019, BWG sold 9,400 shares of Common Stock at a weighted average price of $7.9000 per share of Common Stock. The actual price for this transaction was $7.90 per share of Common Stock. On November 4, 2019, BWG sold 300,000 shares of Common Stock at a weighted average price of $7.8034 per share of Common Stock. The actual prices for these transactions ranged from $7.80 to $7.83, inclusive. On November 5, 2019, BWG sold 55,362 shares of Common Stock at a weighted average price of $7.8582 per share of Common Stock. The actual prices for these transactions ranged from $7.80 to $7.925, inclusive. On November 14, 2019, BWG sold 204,874 shares of Common Stock at a weighted average price of $7.5286 per share of Common Stock. The actual prices for these transactions ranged from $7.50 to $7.565, inclusive. These transactions were effected in the open market through a broker.

On November 19, 2019, BWG sold 14,680,880 shares of Common Stock at a public offering price of $6.90 per share of Common Stock. This transaction was effected through an underwritten public offering. BWG undertakes to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in this Item 5(c) of Amendment No. 4.

In addition, on June 4, 2019, 2,107 shares of Common Stock were issued to BWG by the Issuer for no consideration, in connection with the vesting period under having lapsed, and settlement of an award granted under the Issuer’s Incentive Compensation Plan.

CUSIP No. Y2065G121	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 22, 2019

BW Group Limited
By:	/s/ Nicholas John Oxleigh Fell
Name:	Nicholas John Oxleigh Fell
Title:	Authorized Signatory